As filed with the Securities and Exchange Commission on November 4, 1996
                                                      Registration No. 333-10459
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 AMENDMENT NO. 1
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                   ----------

                                 WORLDCOM, INC.
                      (formerly LDDS Communications, Inc.)
             (Exact name of registrant as specified in its charter)

                                     GEORGIA
         (State or other jurisdiction of incorporation or organization)

                                   58-1521612
                      (I.R.S. Employer Identification No.)

                              515 East Amite Street
                         Jackson, Mississippi 39201-2702
                                 (601) 360-8600
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                            P. BRUCE BORGHARDT, Esq.
                                 WorldCom, Inc.
                      10777 Sunset Office Drive, Suite 330
                            St. Louis, Missouri 63127
                                 (314) 909-4100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                        Copies of all correspondence to:

                              R. RANDALL WANG, ESQ
                                 Bryan Cave LLP
                            One Metropolitan Square
                         211 North Broadway, Suite 3600
                         St. Louis, Missouri 63102-2750
                                 (314) 259-2000

                         CHRISTIAN J. HOFFMANN III, ESQ.
                               Streich Lang, P.A.
                                 Renaissance One
                            Two North Central Avenue
                             Phoenix, Arizona 85004
                                 (602) 229-5200

                             KENNETH R. COHEN, ESQ.
                                23 Vreeland Road
                         Florham Park, New Jersey 07932
                                 (201) 301-1900

Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                   CALCULATION OF REGISTRATION FEE
================================================================================================================================
                                                                 Proposed               Proposed
                                                                 maximum                maximum
     Title of each class of            Amount to be         offering price per         aggregate               Amount of
  securities to be registered           registered               unit(1)           offering price(1)       registration fee
--------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value
   per share(2)                      2,088,921 shares               $24.25              $50,656,334             $15,350(3)
================================================================================================================================


(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c), based upon the average of the high and low sales prices for the Common Stock as reported in The Nasdaq Stock Market (National Market) on November 1, 1996.

(2) Common Stock includes associated rights (the "Rights") to purchase shares of the Company's Series 3 Junior Participating
    Preferred Stock, par value $.01 per share. Until the occurrence of certain prescribed events, none of which has occurred, the
    Rights are not exercisable, are evidenced by the certificates representing the Common Stock, and will be transferred along with and only with the Common Stock.

(3) Registration fee of $9,857 was paid on August 19, 1996 with the initial filing of this Form S-3, balance of $5,493 is paid with this Amendment No. 1 to Form S-3.

                                   ----------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                  SUBJECT TO COMPLETION, DATED NOVEMBER 4, 1996

--------------------------------------------------------------------------------
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
--------------------------------------------------------------------------------

PRELIMINARY PROSPECTUS

                                2,088,921 Shares

                                 WORLDCOM, INC.

                                  Common Stock

                                   ----------

         This Prospectus relates to 2,088,921 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of WorldCom, Inc., a Georgia corporation (the "Company"). The Shares are held by, or are issuable upon exercise of options held by, certain former shareholders and related entities (collectively, the "Choice Selling Shareholders") of Choice Communications, Inc., an Arizona corporation ("Choice"), and by Jonathan Kaufman, the former sole shareholder (the "Target Selling Shareholder", and together with the Choice Selling Shareholders, the "Selling Shareholders"), of Target Telecom, Incorporated, a New Jersey corporation ("Target"). See "Selling Shareholders."

         The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders. All expenses incurred in connection with this offering are being borne by the Company, other than any commissions or discounts paid or allowed by the Selling Shareholders to underwriters, dealers, brokers or agents.

         The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares, but it is anticipated that the Shares may be sold from time to time in transactions (which may include block transactions) on The Nasdaq Stock Market at the market prices then prevailing. Sales of the Shares may also be made through negotiated transactions or otherwise. The Selling Shareholders and the brokers and dealers through which the sales of the Shares may be made may be deemed to be "underwriters" within the meaning set forth in the Securities Act of 1933, as amended, and their commissions and discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

         The Common Stock is traded on The Nasdaq Stock Market under the symbol "WCOM." The last reported sale price of the Common Stock as reported on The Nasdaq Stock Market on November1, 1996, was $24.25 per share.

         FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE COMMON STOCK, SEE "INVESTMENT CONSIDERATIONS" ON PAGE 4.

                                   ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                The date of this Prospectus is November 4, 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains an Internet Web site (http://www.sec.gov.) that contains such documents filed electronically by the Company with the Commission by its Electronic Data Analysis and Retrieval System. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement or the exhibits thereto. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document filed or incorporated by reference as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For further information, reference is hereby made to the Registration Statement and exhibits thereto, copies of which may be inspected at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained from the Commission at the same address at prescribed rates.


                           INCORPORATION BY REFERENCE

         The following documents filed with the Commission by the Company (formerly LDDS Communications, Inc. ("LDDS") and Resurgens Communications Group, Inc. ("Resurgens")) under File No. 0-11258 (formerly File No. 1-10415) pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 Form 10-K"); (2) the Company's Report by Issuer of Securities Quoted on NASDAQ on Form 10-C dated July 12, 1996; (3) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; (4) the Company's Current Reports on Form 8-K dated August 25, 1996 (filed August 26,
1996) (as amended on Form 8-K/A filed August 30, 1996) and November 4, 1996; (5) audited financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 of the network services operations of Williams Telecommunications Group, Inc. ("WilTel"), including WilTel, Inc., WilTel Undersea Cable, Inc. and WilTel International Inc., which were wholly owned subsidiaries of WilTel (collectively "WilTel Network Services"), included in the Company's Current Report on Form 8-K dated August 22, 1994 (filed September 8, 1994) (as amended by Current Reports on Form 8-K/A filed November 17, 1994, November 28, 1994 and April 19, 1995); (6) audited financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 of MFS Communications Company, Inc. ("MFS") included in the Company's Current Report on Form 8-K/A dated August 25, 1996 (filed November 4, 1996); (7) audited financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995) of UUNET Technologies, Inc. ("UUNET"), a wholly owned subsidiary of MFS, included in the Company's Current Report on Form 8-K/A dated August 25, 1996 (filed November 4, 1996); (8) the description of the Company's (formerly LDDS' and Resurgens') Common Stock as contained in Item 1 of Resurgens' Registration Statement on Form 8-A dated December 12, 1989, as updated by the descriptions contained in Amendment No. 2 of Resurgens' Registration Statement on Form S-4 (File No. 33-62746), as declared effective by the Commission on August 11, 1993, which includes the Joint Proxy Statement/Prospectus (the "1993 Joint Proxy Statement/Prospectus") with respect to Resurgens' Annual Meeting of Shareholders held on September 14, 1993, under the following captions:
"Proposals No. 1 and 2 -- The Proposed Mergers -- Description of the Series 1 Preferred Stock," "-- Description of the Series 2 Preferred Stock," "-- Special Redemption Provisions," "Information Regarding Resurgens -- Description of Resurgens Capital Stock," and "-- Amendments to Resurgens' Restated Articles of Incorporation -- LDDS Merger Agreement," and as further updated by the Company's Annual Report on Form 8-K dated and filed August 14, 1995; and (9) the description of the Company's Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A dated August 26, 1996.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof shall hereby be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. See "Available Information." Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) WILL BE PROVIDED BY FIRST CLASS MAIL WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST BY SUCH PERSON TO WORLDCOM, INC., 515 EAST AMITE STREET, JACKSON, MISSISSIPPI 39201-2702, ATTENTION: SCOTT D. SULLIVAN, CHIEF FINANCIAL OFFICER (TELEPHONE: (601) 360-8600).

         No person has been authorized in connection with this offering to give any information or to make any representation not contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholders or any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            INVESTMENT CONSIDERATIONS

         The following factors should be carefully considered in evaluating the Company and its business before purchasing any of the Shares offered hereby. Capitalized terms used and not defined herein have the same meanings ascribed to them in the 1995 Form 10-K.

         An investment in the Common Stock involves a high degree of risk. Prospective investors should carefully consider the following investment considerations, together with the other information contained in or incorporated by reference into this Prospectus, in evaluating the Company and its business before purchasing shares of Common Stock. In particular, prospective investors should note that this Prospectus contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and that actual results could differ materially from those contemplated by such statements. The factors listed below represent certain important factors the Company believes could cause such results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated. In addition, certain of the factors discussed below relate to the proposed merger of a wholly owned subsidiary of the Company with and into MFS (the "MFS Merger") pursuant to the terms of an Agreement and Plan of Merger dated August 25, 1996 (the "MFS Merger Agreement"). There can be no assurance that the MFS Merger will be consummated. See "Recent Developments"


         RISKS RELATED TO THE MFS MERGER

         Stock Price Fluctuations. Since the announcement of the MFS Merger Agreement on August 26, 1996, the market price of the Common Stock has been subject to significant fluctuation in response to factors affecting MFS, UUNET, which MFS recently acquired, and the telecommunications and Internet industries. For example, between August 23, 1996 and November 1, 1996, the closing sales price of the Common Stock has ranged from a high of $26.88 to a low of $18.38. In addition, the stock market generally has experienced significant price and volume fluctuations during such period. These market fluctuations could have a material adverse effect on the market price or liquidity of the Common Stock.

         Substantial Dilution of Ownership Interest in the Company. The MFS Merger, if consummated, will result in the substantial dilution of the ownership interest in the Company of current shareholders. Substantial sales of the Common Stock could occur after the MFS Merger.
 Sales of a substantial number of such shares of the Common Stock could adversely affect or cause substantial fluctuations in the market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of its equity securities.

         Integration of the Company and MFS. Although the Company believes that the MFS Merger will enhance its growth opportunities, strengthen its competitiveness in the long distance and local telecommunications industry and provide the opportunity for significant cost savings, if the MFS Merger is consummated, there can be no assurance that the operations of MFS, together with UUNET, will be completely integrated with the Company's operations or that such benefits anticipated to result from the MFS Merger will materialize.

         Risks Associated with the Repurchase of MFS Senior Notes. MFS has outstanding two issuances of public debt: 9-3/8% Senior Discount Notes Due 2004, which were issued on January 19, 1994 (the "1994 Notes"); and 8-7/8% Senior Discount Notes Due 2006, which were issued on January 18, 1996 (the "1996 Notes," and together with the 1994 Notes, the "MFS Notes"). Pursuant to the terms of each of the MFS Notes, cash interest is not payable until January 15, 1999 with respect to the 1994 Notes and January 15, 2001 with respect to the 1996 Notes. As of June 30, 1996, the accreted value of the 1994 Notes was approximately $624.6 million and the accreted value of the 1996 Notes was approximately $622.9 million.

         Pursuant to the terms of the Indentures governing the terms of the MFS Notes, if the MFS Merger is consummated, the Company will be required to give each holder of the MFS Notes the option to have the Company repurchase such holder's MFS Notes, for cash, at 101% of the accreted value thereof on the date of such repurchase. Such offer to purchase must generally be made to the holders of the MFS Notes within 30 days of the effective date of the MFS Merger with all cash payments completed within 60 days of such offer. Assuming that the MFS Notes were repurchased as of September 30, 1996, the maximum cash that the Company would be required to pay if all holders elect to require the Company to repurchase their MFS Notes would be approximately $1.3 billion. The Company believes that it can make such repurchase after the consummation of the MFS Merger without materially adversely affecting the financial condition of the combined company.


         RISKS OF FINANCIAL LEVERAGE; DEBT SERVICE, INTEREST RATE FLUCTUATIONS, POSSIBLE REDUCTION IN LIQUIDITY, DIVIDEND RESTRICTIONS, AND OTHER RESTRICTIVE COVENANTS

         The Company has a high degree of leverage. At June 30, 1996, the Company reported $3.3 billion of long-term debt (including capital leases and excluding current maturities) and a long-term debt-to-equity ratio of 1.6 to
1.0. On June 28, 1996, the Company replaced its then existing $3.41 billion credit facilities with a new $3.75 billion five-year revolving credit facility (the "Credit Facility"). As a result of the MFS Merger, the combined company would have long-term debt (including capital leases and excluding current maturities) of $4.7 billion and a long-term debt-to-equity ratio of 0.38 to 1.0. See "-- Risks Associated with the Repurchase of MFS Senior Notes."

         Borrowings under the Credit Facility bear interest at rates that fluctuate with prevailing short-term interest rates. Increases in interest rates, economic downturns, and other adverse developments, including factors beyond the Company's control, could impair its ability to service its indebtedness under the Credit Facility. In addition, the cash flow required to service the Company's debt may reduce its ability to fund internal growth, additional acquisitions and capital improvements. In addition, the Credit Facility restricts the payment of cash dividends and otherwise limits the Company's financial flexibility.

         The Company is committed to a priority plan of accelerating operating cash flow to reduce debt. Additional capital availability may be generated through a combination of commercial bank debt and public market debt. Successful execution of the priority plan would provide continued compliance with required operating ratio covenants, improved interest rate spread pricing, and would eliminate any type of equity financing other than equity issued in connection with acquisitions. No assurance can be given that the Company will achieve its priority plan.

         ACQUISITION STRATEGY AND INTEGRATION

         Both the Company and MFS have acquired complementary businesses as part of their business strategies. The Company has recently acquired and integrated the operations of WilTel and IDB. MFS is in the process of integrating the operations of UUNET, which it recently acquired.

         After the MFS Merger, the combined company may continue to acquire complementary businesses, and any future acquisitions will be accompanied by the risks commonly associated with acquisitions. These risks include potential exposure to unknown liabilities of acquired companies or to acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the companies, the potential disruption to the business of the combined company and potential diversion of management time and attention, the impairment of relationships with and the possible loss of key employees and customers as a result of changes in management, incurring amortization expenses if an acquisition is accounted for as a purchase and dilution to the shareholders of the combined company if the acquisition is made for stock of the combined company. There can be no assurance that products, technologies or businesses of acquired companies will be effectively assimilated into the business or product offerings of the combined company. In addition, the combined company may incur significant expense to complete acquisitions and to support the acquired products and businesses. There can be no assurance that any acquired products, technologies or businesses will contribute to the combined company's revenues or earnings to any material extent. Further, the challenge of managing the integration of future acquisitions may distract management and may interfere with the successful integration of the Company, MFS and UUNET. See "-- Risks Related to the MFS Merger -- Integration of the Company and MFS."


         CONTINGENT LIABILITIES

         The Company is subject to a number of legal and regulatory proceedings, including certain legal proceedings pending against IDB prior to its merger with a wholly owned subsidiary of the Company on December 30, 1994 (the "IDB Merger"). While the Company believes that the probable outcome of these matters, or all of them combined, will not have a material adverse effect on the Company's consolidated results of operations or financial position, no assurance can be given that a contrary result will not be obtained. See Item 3 -- "Legal Proceedings" contained in the Company's 1995 Form 10-K, which is hereby incorporated herein by reference.

         In addition to a number of other pending legal proceedings, on May 23, 1994, Deloitte & Touche LLP ("Deloitte") resigned as IDB's independent auditors. Deloitte has stated it resigned as a result of events surrounding the release and reporting of IDB's financial results for the first quarter of 1994. In submitting its resignation, Deloitte informed IDB management and the Audit Committee of the IDB Board of Directors that there had been a serious breakdown in IDB's process of identifying, analyzing and recording IDB's business transactions which prohibited Deloitte from the satisfactory completion of a quarterly review, and that Deloitte was no longer willing to rely on IDB management's representations regarding IDB's interim financial statements. IDB announced Deloitte's resignation on May 31, 1994. On June 24, 1994, upon the recommendation of the independent members of IDB's Audit Committee, IDB retained Arthur Andersen LLP as its new independent auditors. On August 1, 1994, IDB announced that it would restate its reported financial results for the quarter ended March 31, 1994 to eliminate approximately $6.0 million of pre-tax income, approximately $5.0 million of which related to a sale of transponder capacity and approximately $1.0 million of which related to purchase accounting adjustments, and on August 22, 1994, IDB filed Amendment No. 1 on Form 10-Q/A restating its 1994 first quarter results in order to eliminate previously recorded items. Certain of these items were among those as to which Deloitte had expressed disagreement. On November 21, 1994, IDB filed Form 10-Q/A amendments to its reported first and second quarter financial results making the previously announced changes and reflecting the effect of IDB's method of accounting for international long distance traffic, thereby reducing its first quarter net income from $0.12 per share, as originally reported, to $0.05 per share and, when combined with adjustments for income tax effects, increasing its second quarter net loss from $0.20 per share, as originally reported, to $0.27 per share.

         IDB is a party to indemnification agreements with IDB's former officers and directors, certain selling shareholders and certain underwriters. IDB's former officers and directors are not covered by any applicable liability insurance. The Company agreed to provide indemnification to IDB's officers and directors under certain circumstances pursuant to the agreement relating to the IDB Merger.

         On June 9, 1994, the Commission issued a formal order of investigation concerning certain matters, including IDB's financial position, books and records and internal controls and trading in IDB securities on the basis of non-public information. The Commission has issued subpoenas to IDB and others, including certain former officers of IDB, in connection with its investigation. The National Association of Securities Dealers and other self-regulatory bodies have also made inquiries of IDB concerning similar matters.

         The U.S. Attorney's Office for the Central District of California issued grand jury subpoenas to IDB seeking documents relating to IDB's 1994 first quarter results, the Deloitte resignation, trading in IDB securities and other matters, including information concerning certain entities in which certain former officers of IDB are personal investors and transactions between such entities and IDB. IDB has been informed that a criminal investigation has commenced. The U.S. Attorney's Office for the Central District of California issued a grand jury subpoena to the Company arising out of the same investigation seeking certain documents relating to IDB.

         The outcome of any of the foregoing litigation or investigations, or of other pending legal proceedings, has not been determined. See Item 3 -- "Legal Proceedings" contained in the Company 1995 Form 10-K for more information regarding the foregoing litigation and investigations, as well as other pending legal proceedings.


         RISKS OF EXPANSION AND IMPLEMENTATION

         The Company derives substantial revenues by providing international communication services primarily to customers headquartered in the United States. Such operations are subject to certain risks such as changes in foreign government regulations and telecommunication standards, licensing requirements, tariffs or taxes and other trade barriers and political and economic instability. In addition, such revenues and cost of sales are sensitive to changes in international settlement rates. International rates may decrease in the future due to aggressiveness on the part of existing carriers, aggressiveness on the part of new entrants into niche markets, the widespread resale of international private lines, the consummation of joint ventures among large international carriers that facilitate targeted pricing and cost reductions, and the rapid growth of international circuit capacity due to the deployment of new transatlantic and transpacific fiber optic cables.

         MFS is engaged in the expansion and development of its networks and services. The expansion and development of its networks will depend on, among other things, its ability to assess markets, design fiber optic network backbone routes, install facilities and obtain rights-of-way, building access and any required government authorizations and/or permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as its ability to expand, train and manage its growing employee base. Such expansion has placed, and is expected to continue to place, significant demands on MFS' management and operational and financial resources. As a result, there can be no assurance that MFS will be able to expand its existing networks or install new networks. If MFS is not able to expand its networks or install or acquire new networks, there will be a material adverse effect on its growth.

         Foreign operations or investment may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations and other foreign laws or policies as well as by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, the Company or MFS may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. The Company or MFS may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

         There can be no assurance that laws or administrative practice relating to taxation, foreign exchange or other matters of countries within which the Company or MFS operates or will operate will not change. Any such change could have a material adverse effect on the business, financial condition and results of operations of the Company or MFS.


         DEPENDENCE ON AVAILABILITY OF TRANSMISSION FACILITIES

         The future profitability of the Company will be dependent in part on its ability to utilize transmission facilities leased from others on a cost-effective basis. The recent acquisitions of WilTel and IDB have reduced the leasing risk through the ownership of significant domestic and international assets, however, due to the possibility of unforeseen changes in industry conditions, the continued availability of leased transmission facilities at historical rates cannot be assured. See Item 1 -- "Business -- Transmission Facilities" contained in the Company's 1995 Form 10-K.


         REGULATION RISKS

         The Company is subject to extensive regulation at the federal and state levels, as well as in various foreign countries in connection with certain overseas business activities. The regulatory environment varies substantially by jurisdiction.

         The regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. There can be no assurance that future regulatory changes will not have a material adverse impact on the Company. On February 8, 1996, President Clinton signed the Telecommunications Act of 1996 (the "Telecom Act"), which: permits, without limitation, the Bell Operating Companies (the "BOCs") to provide domestic and international long distance services to customers located outside of the BOC's home regions; permits a petitioning BOC to provide domestic and international long distance service to customers within its home region upon a finding by the Federal Communications Commission (the "FCC") that a petitioning BOC has satisfied certain criteria for opening up its local exchange network to competition and that its provision of long distance services would further the public interest; and removes existing barriers to entry into local service markets. Additionally, there are significant changes in: the manner in which carrier-to-carrier arrangements are regulated at the federal and state level; procedures to revise universal service standards; and penalties for unauthorized switching of customers. The FCC has instituted proceedings addressing the implementation of this legislation.

         On August 1, 1996, the FCC announced its intention to conduct a proceeding in the fall of 1996 leading to the reform of access charges. Such charges are a principal component of the Company's line cost expense. The Company cannot predict whether or not the result of such a proceeding will have a material impact upon the Company.

         On August 8, 1996, the FCC released its First Report and Order in the Matter of Implementation of the Local Competition Provisions in the Telecom Act (the "FCC Interconnect Order"). In the FCC Interconnect Order, the FCC established nationwide rules designed to encourage new entrants to participate in the local service markets through interconnection with the incumbent local exchange carriers ("ILEC"), resale of the ILEC's retail services and unbundled network elements. These rules set the groundwork for the statutory criteria governing BOC entry into the long distance market. The Company cannot predict the effect such legislation or the implementing regulations will have on the Company or the industry. Motions to stay implementation of the FCC Interconnect Order have been filed with the FCC and federal courts of appeal. Appeals challenging, among other things, the validity of the FCC Interconnect Order have been filed in several federal courts of appeal and assigned to the Eighth Circuit Court of Appeals for disposition. The Eighth Circuit Court of Appeals has stayed the pricing provisions of the FCC Interconnect Order. The Circuit Justice of the Supreme Court has declined to review the propriety of the stay. The Company cannot predict either the outcome of these challenges and appeals or the eventual effect on its business or the industry in general.

         FCC approval is required for the operation of the Company's international facilities and services. The Company believes that it has all the necessary FCC authorizations for its current operations. There can be no assurance, however, that the Company will receive all authorizations or licenses necessary for new communications services or that delays in the licensing process will not adversely affect the Company's business.

         The Company is or will be subject to the applicable laws and has obtained or will need to obtain the approval of the regulatory authority of each overseas country in which it provides or proposes to provide telecommunications services. The laws and regulatory requirements vary from country to country. Some countries have substantially deregulated various communications services, while other countries have maintained strict regulatory regimes. The application procedure to enter new markets can be time-consuming and costly, and terms of licenses vary for different countries. There can be no assurance that the

Company will receive all authorizations or licenses necessary for new communications services or that delays in the licensing process will not adversely affect the Company's business.

         MFS is subject to varying degrees of federal, state, local and international regulation. In the United States, MFS is most heavily regulated by the states, especially for the provision of local exchange services. MFS must be separately certified in each state to offer local exchange and intrastate long distance services. No state, however, subjects MFS to price cap or rate of return regulation, nor is MFS currently required to obtain FCC authorization for installation or operation of its network facilities used for domestic services. FCC approval is required, however, for the installation and operation of its international facilities and services. MFS is subject to varying degrees of regulation in the foreign jurisdictions in which it conducts operations including authorization for the installation and operation of its network facilities. Although the trend in federal, state and international regulation appears to favor increased competition, no assurance can be given that changes in current or future regulations adopted by the FCC, state or foreign regulators or legislative initiatives in the United States and abroad would not have a material adverse effect on the Company or MFS.

         Internet-related services are not currently subject to direct regulation by the FCC or any other U.S. agency, other than regulation applicable to businesses generally. The FCC recently requested comments on a petition filed by the America's Carriers Telecommunication Association which requests that the FCC regulate certain voice transmissions over the Internet as telecommunications services. Changes in the regulatory environment relating to the telecommunications or Internet-related services industry could have an adverse effect on MFS' Internet-related services business. The Telecom Act may permit telecommunications companies, BOCs or others to increase the scope or reduce the cost of their Internet access services. Neither MFS nor the Company can predict the effect that the Telecom Act or any future legislation, regulation or regulatory changes may have on its business.


         COMPETITION RISKS

         Traditional Telecommunications Services. The Company faces intense competition in providing long distance telecommunications services. Domestically, the Company competes for interLATA and intraLATA services with AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI"), Sprint Corporation ("Sprint"), the local exchange carriers ("LECs") and other national and regional interexchange carriers ("IXCs"), where permissible. Internationally, the Company competes for services with other IXCs, including AT&T, MCI and Sprint. Certain of these companies have substantially greater market share and financial resources than the Company, and some of them are the source of communications capacity used by the Company to provide its own services. In overseas markets, the Company faces intense competition from the incumbent provider, which typically offers local, intercity and international services and often enjoys special privileges, as well as from other new entrants.

         The Company expects to encounter continued competition from major domestic and international communications companies, including AT&T, MCI and Sprint. In addition, the Company may be subject to additional competition due to the enactment of the Telecom Act, the development of new technologies and increased availability of domestic and international transmission capacity.

         For example, even though fiber-optic networks, such as that of the Company, are now widely used for long distance transmission, it is possible that the desirability of such networks could be adversely affected by changing technology. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite and fiber optic transmission capacity for services similar to those provided by the Company. The Company cannot predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services. See Item 1 -- "Business -- Competition" contained in the Company's 1995 Form 10-K.

         Virtually all markets for telecommunications services are extremely competitive, and the Company and MFS expect that competition will intensify in the future. In each of the markets in which it offers telecommunications services, MFS faces significant competition from larger, better financed incumbent carriers. MFS competes, both domestically and internationally, with incumbent providers, which have historically dominated their local telecommunications markets, and long distance carriers, for the provision of long distance services. In certain markets, especially international markets, the incumbent provider offers both local and long distance services. The incumbent LECs presently have numerous advantages as a result of their historic monopoly control of the local exchange market. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to MFS. Many of MFS' existing and potential competitors have financial, personnel and other resources significantly greater than those of MFS. MFS also faces competition in most markets in which it operates from one or more competitors, including competitive access providers ("CAPs") operating fiber optic networks, in some cases in conjunction with the local cable television operator. Each of AT&T, MCI and Sprint has indicated its intention to offer local telecommunications services in major U.S. markets using its own facilities or by resale of the LECs' or other providers' services. Other potential competitors include cable television companies, wireless telephone companies, electric utilities, microwave carriers and private networks of large end users. In addition, MFS competes with equipment vendors and installers and telecommunications management companies with respect to certain portions of its business.

         Under the Telecom Act and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. The introduction of such competition, however, also establishes the predicate for the BOCs to provide in-region interexchange long distance services. The BOCs are currently allowed to offer certain "incidental" long distance service in- region and to offer out-of-region long distance services. Once the BOCs are allowed to offer in- region long distance services, both they and the three largest long distance carriers (AT&T, MCI and Sprint) will be in a position to offer single source local and long distance service similar to that being offered by MFS. The Company and MFS expect that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the domestic telecommunications services business.

         MFS competes in three international markets: international services from the United States; international services from certain countries in continental Europe and Hong Kong; and domestic services within, and international services from, the United Kingdom, Germany and Sweden. MFS offers private line, high-speed LAN interconnect data and voice services in each of these markets, subject to varying governmental authorizations. MFS faces competition in international service originating in the United States from, among others, AT&T, MCI, Sprint and the Company. These companies own significant international transmission capacity and have established operating agreements with governmental and private telecommunications providers in Europe, Asia and elsewhere, which greatly reduce their cost of providing service. In international markets, MFS competes with the incumbent telecommunications carrier, which generally offers both local and long distance services and benefits from its status as an incumbent provider.

         Internet-Related Services. The market for data communications services, including Internet access and on-line services, is extremely competitive. There are no substantial barriers to entry, and the Company and MFS expect that competition will intensify in the future. The Company and MFS believe that their ability to compete successfully depends on a number of factors, including: market presence; the ability to execute a rapid expansion strategy; the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of the introduction of new products and services by MFS and its competitors; MFS' ability to support industry standards; and industry and general economic trends. The success of MFS or the combined company in this market will depend heavily upon its ability to provide high quality Internet connectivity and value-added Internet services at competitive prices.

         UUNET's current and potential competitors headquartered in the United States generally may be divided into the following three groups: (1) telecommunications companies, such as AT&T, MCI, Sprint, BOCs and @Home (a joint venture between Tele-Communications, Inc. and a venture capital firm), and various other cable companies; (2) other Internet access providers, such as BBN Corporation ("BBN"), NETCOM On-Line Communication Services, Inc., PSINet Inc. ("PSI"), and other national and regional providers; and (3) on-line services providers, such as America Online, Inc. ("America Online"), CompuServe Corporation ("CompuServe"), Intuit Inc., Microsoft Corporation ("Microsoft") and Prodigy. Certain of these competitors may have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than those available to UUNET. As a result, they may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their services than can UUNET.

         MFS expects that all of the major on-line services providers and telecommunications companies will expand their current services to compete fully in the Internet access market. MFS believes that new competitors, including large computer hardware, software, media and other technology and telecommunications companies will enter the Internet access market, resulting in even greater competition for UUNET. Certain companies, including America Online, AT&T, BBN and PSI, have obtained or expanded their Internet access products and services as a result of acquisitions and strategic investments. Such acquisitions may permit UUNET's competitors to devote greater resources to the development and marketing of new competitive products and services and the marketing of existing competitive products and services. The Company and MFS expect these acquisitions and strategic investments to increase, thus creating significant new competitors to MFS or the combined company. In addition, the ability of some of UUNET's competitors to bundle other services and products with Internet access services, such as the Internet service offerings recently announced by AT&T and MCI, could place UUNET or the combined company at a competitive disadvantage.

         As MFS continues to expand UUNET's operations outside of the United States, it will encounter competition from companies whose operating styles are substantially different from those that it usually experiences. UUNET will be forced to compete with and buy services from government owned or subsidized telecommunications providers, some of which may enjoy an absolute monopoly on telecommunications services essential to UUNET's business. For example, in the United Kingdom, UUNET PIPEX competes directly with: (1) telecommunications companies, such as British Telecommunications plc, Cable and Wireless plc, Mercury Communications Limited and others; (2) other Internet access providers, such as Demon Internet Limited and Eunet GB Limited; and (3) on-line services providers, such as CompuServe, America Online/Bertelsmann, Microsoft and AT&T. In addition to the risks ascribed to UUNET's previously described competitors, these foreign competitors may possess a better understanding of their local markets and may have better working relationships with local telecommunications companies. There can be no assurance that MFS or the combined company can obtain similar levels of local knowledge and failure to obtain that knowledge could place MFS or the combined company at a serious competitive disadvantage.

         As a result of increased competition in the industry, MFS expects that UUNET will continue to encounter significant pricing pressure, which in turn could result in significant reductions in the average selling price of UUNET's services. UUNET has in the past reduced prices on certain of its Internet access options and may do so in the future. There can be no assurance that UUNET will be able to offset the effects of any such price reductions with an increase in the number of its customers, higher revenue from enhanced services, cost reductions or otherwise. In addition, MFS believes that the data communications business, and in particular the Internet access and on-line services businesses, are likely to encounter consolidation in the near future, which could result in increased price and other competition in the industry. Increased price or other competition could result in erosion of UUNET's market share and could have a material adverse effect on the business, financial condition and results of operations of MFS or the combined company. There can be no assurance that MFS or the combined company will have the financial resources, technical expertise, marketing and support capabilities or expansion and acquisition possibilities to continue to compete successfully.

         Network Systems Integration Services. MFS Network Technologies' primary network systems integration competitors are the BOCs, long distance carriers, equipment manufacturers and major independent telephone companies. In certain circumstances, MFS Network Technologies may also compete with regional and local systems integration and construction firms for integration and installation projects. In the automatic vehicle identification market, MFS Network Technologies competes with specific manufacturers and several of the aerospace defense contractors that have indicated an intention to shift to commercial markets.


         RAPID TECHNOLOGICAL CHANGES; DEPENDENCE UPON PRODUCT DEVELOPMENT

         The telecommunications industry is subject to rapid and significant changes in technology. While neither the Company nor MFS believes that, for the foreseeable future, these changes will either materially and adversely affect the continued use of fiber optic cable or materially hinder its ability to acquire necessary technologies, the effect of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, on the businesses of the Company or MFS cannot be predicted.

         The market for MFS' Internet-related products and services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. There can be no assurance that MFS will successfully identify new product and service opportunities and develop and bring new products and services to market in a timely manner. MFS is also at risk from fundamental changes in the way Internet access services are marketed and delivered. MFS' Internet service strategy assumes that the Transmission Control Protocol/Internet Protocol ("TCP/IP"), utilizing fiber optic or copper- based telecommunications infrastructures, will continue to be the primary protocol and transport infrastructure for Internet-related services. Emerging transport alternatives include cable modems and satellite delivery of Internet information; alternative open protocol and proprietary protocol standards have been or are being developed. MFS' pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that MFS will succeed in adapting its Internet services business to alternate access devices, conduits and protocols.


         DEPENDENCE ON KEY PERSONNEL

         The Company's and MFS' businesses are managed by a number of key executive officers, the loss of certain of whom, particularly Bernard J. Ebbers, the Company's President and Chief Executive Officer, and James Q. Crowe, MFS' Chairman of the Board and Chief Executive Officer, could have a material adverse effect on the respective company. Each of the Company and MFS believes that its future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. Neither the Company nor MFS has employment agreements with any of its key executive officers, with certain limited exceptions.


         POTENTIAL LIABILITY OF ON-LINE SERVICE PROVIDERS

         The law in the United States relating to the liability of on-line services providers and Internet access providers for information carried on, disseminated through or hosted on their systems is currently unsettled. Several private lawsuits seeking to impose such liability are currently pending. In one case brought against an Internet access provider, Religious Technology Center v. Netcom On-Line Communication Services, Inc., the United States District Court for the Northern District of California ruled in a preliminary phase that under certain circumstances Internet access providers could be held liable for copyright infringement. The case has been settled by the parties. The Telecom Act prohibits and imposes criminal penalties and civil liability for using an interactive computer service for transmitting certain types of information and content, such as indecent or obscene communications. On June 12, 1996, however, a panel of three federal judges granted a preliminary injunction barring enforcement of this portion of the Telecom Act to the extent that enforcement is based upon allegations other than obscenity or child pornography as an impermissible restriction on the First Amendment's right of free speech.
 In addition, the U.S. Congress, in consultation with the U.S. Patent and Trademark Office and the Administration's National Information Infrastructure Task Force, is currently considering legislation to address the liability of on-line service providers and Internet access providers, and numerous states have adopted or are currently considering similar types of legislation. The imposition upon Internet access providers or Web hosting sites of potential liability for materials carried on or disseminated through their systems could require MFS to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain product or service offerings. MFS believes that it is currently unsettled whether the Telecom Act prohibits and imposes liability for any services provided by UUNET should the content or information transmitted be subject to the statute.

         The law relating to the liability of on-line service providers and Internet access providers in relation to information carried, disseminated or hosted also is being discussed by the World Intellectual Property Organization in the context of ongoing consideration of updating existing, and adopting new, international copyright treaties. Similar developments are ongoing in the United Kingdom and other jurisdictions. The scope of authority of various regulatory bodies in relation to on-line services is at present uncertain. The Office of Telecommunications in the United Kingdom has recently published a consultative document setting out a number of issues for discussion, including the roles of traditional telecommunications and broadcasting regulators with respect to on-line services. The Securities Investment Board in the United Kingdom is investigating the status of on-line services and the transmission of investment information over networks controlled by access providers. Such transmissions may make an access provider liable for any violation of securities and other financial services legislation and regulations. Decisions regarding regulation, enforcement, content liability and the availability of Internet access in other countries may significantly affect the ability to offer certain services worldwide and the development and profitability of companies offering Internet and on-line services in the future. For example, CompuServe recently removed certain content from its services worldwide in reaction to law enforcement activities in Germany, and it has been reported that an Internet access provider in Germany has been advised by prosecutors that it may have liability for disseminating neo-Nazi writings by providing access to the Internet where these materials are available.

         The increased attention focused upon liability issues as a result of these lawsuits, legislation and legislative proposals could affect the growth of Internet use. Any costs incurred as a result of liability or asserted liability for information carried on or disseminated through its systems could have a material adverse effect on the business, financial condition and results of operations of MFS or the combined company.


         DEPENDENCE UPON NETWORK INFRASTRUCTURE; RISK OF SYSTEM FAILURE; SECURITY RISKS

         The success of each of the Company and MFS in marketing its services to business and government users requires that such company provide superior reliability, capacity and security via its network infrastructure. The networks of each of the Company and MFS are subject to physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors, certain of which have caused, and will continue to cause, interruptions in service or reduced capacity for the customers of such company. Similarly, UUNET's business relies on the availability of its network infrastructure for the provision of Internet access services. Interruptions in service, capacity limitations or security breaches could have a material adverse effect on the business, financial condition and results of operations of the Company or MFS.


         VARIABILITY OF QUARTERLY OPERATING RESULTS

         As a result of the significant expenses associated with the expansion and development of its networks and services, the operating results of the combined entity could vary significantly from period to period. Additional factors contributing to variability of operating results include the pricing and mix of services and products sold by the Company or MFS, respectively, customer terminations of service, the timing of the expansion of such company's network infrastructure domestically and internationally, the timing and costs of marketing and advertising efforts, and the timing and costs of any acquisitions of businesses, products or technologies. In addition, MFS' network systems integration revenues are, and generally will continue to be, dependent upon a small number of large projects. Accordingly, these non-recurring revenues are likely to fluctuate from period to period.


         STRATEGIC RELATIONSHIP BETWEEN UUNET AND MICROSOFT

         In December 1994, UUNET and Microsoft entered into a strategic relationship for the development, operation and maintenance of a large-scale high speed dial-up and ISDN TCP/IP access network which is the primary Internet dial-up network and infrastructure for Microsoft, including The Microsoft Network. The parties entered into a TCP/IP Local Access Network Agreement (the "Microsoft Agreement") and a loan agreement under which Microsoft agreed to lend UUNET up to $26.0 million to cover the anticipated capital cost of the network equipment, which amount was increased subsequent to March 31, 1996, by $22.2 million to a total of $48.2 million. Revenues from Microsoft totaled approximately 20% and 38% of UUNET's consolidated revenues during the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. MFS expects that UUNET will continue to derive a significant portion of its revenues from Microsoft for at least the next several years, and the Microsoft Agreement limits UUNET's ability to enter into similar agreements for the development of other large-scale dial-up networks prior to March 1997.

         Although UUNET has met Microsoft's needs through June 30, 1996, there can be no assurance that MFS or the combined company will be able to continue to meet all future deployment commitments to Microsoft. After September 1996, Microsoft may terminate the Microsoft Agreement if UUNET breaches certain material terms of the Microsoft Agreement and is unable to cure, thereby causing a sustained operational failure of the dial-up network. Termination of the Microsoft Agreement by Microsoft for any reason could result in the loss of all future revenues from Microsoft and the acceleration of UUNET's obligation to pay to Microsoft amounts due under the loan agreement. Any such termination, loss or acceleration or imposition of penalties would have a materially adverse effect on the business of MFS or the combined company. In addition, any regulatory or private party legal challenges to The Microsoft Network, including those in the United States and Europe which have been threatened to date, could result in termination or restructuring of the strategic relationship with Microsoft, which would have a material adverse effect on MFS or the combined company. The terms of construction, maintenance and operation (including the allocation of costs and payment of fees) of international gateway hubs beyond the initial 14 such hubs are subject to future agreement between Microsoft and UUNET. UUNET expects that the terms of any funding or revenues from Microsoft relating to additional international hubs, if any, will be different from those of the Microsoft Agreement. In addition, UUNET and Microsoft have an understanding that providers of Internet access services (such as Post, Telephone and Telegraph Administrations ("PTTs"), which regulate telecommunications in foreign jurisdictions) will begin to bear certain of the costs of the 14 international gateway hubs. As this begins, Microsoft's share of such costs will decrease, and UUNET will become more dependent upon such providers and their customers for revenues to support such costs. Microsoft continues to evolve its international strategy for The Microsoft Network, and its final strategy may differ materially from that originally anticipated.

         Although UUNET is Microsoft's primary Internet access provider, there can be no assurance that Microsoft will not obtain additional Internet network infrastructure or capacity it may require from UUNET, other than that specified in the Microsoft Agreement. Microsoft has announced a relationship with MCI under which MCI will resell The Microsoft Network, Microsoft's Internet Explorer Web browser software and other Microsoft Internet-related software. Although the terms of the relationship have not been fully disclosed, this relationship with MCI may allow access to The Microsoft Network through MCI's dial-up network. Further, Microsoft is developing relationships with other Internet service providers to resell The Microsoft Network and the Internet Explorer. As originally planned, Microsoft is developing relationships with foreign and domestic telecommunications companies and Internet access providers to resell access to The Microsoft Network. If Microsoft fully develops these resale relationships, MFS' revenues may not increase beyond Microsoft's guaranteed minimum payments. Any failure of such revenues to increase could have a material adverse effect on the business, financial condition or results of operations of MFS or the combined company.


         UUNET'S DEPENDENCE UPON SUPPLIERS; SOLE AND LIMITED SOURCES OF SUPPLY

         MFS relies on other companies to supply certain key components of UUNET's network infrastructure, including telecommunications services and networking equipment, which, in the quantities and quality demanded by UUNET, are available only from sole or limited sources. UUNET has from time to time experienced delays in receiving telecommunications services, and there can be no assurance that UUNET will be able to obtain such services on the scale and within the time frames required by UUNET at an affordable cost, or at all. Any failure to obtain such services or additional capacity on a timely basis at an affordable cost, or at all, would have a material adverse effect on the business, financial condition and results of operations of MFS or the combined company. MFS also is dependent on UUNET's suppliers' ability to provide necessary products and components that comply with various Internet and telecommunications standards, interoperate with products and components from other vendors and function as intended when installed as part of the network infrastructure. Any failure of UUNET's sole or limited source suppliers to provide products or components that comply with Internet standards, interoperate with other products or components used by UUNET in its network infrastructure or by its customers or fulfill their intended function as a part of the network infrastructure could have a material adverse effect on the business, financial condition and results of operations of MFS or the combined company.


         ANTI-TAKEOVER PROVISIONS

         The Amended and Restated Articles of Incorporation of the Company contain provisions (a) requiring a 70% vote for approval of certain business combinations with certain 10% shareholders unless approved by a majority of the continuing Board of Directors or unless certain minimum price, procedural and other requirements are met; and (b) restricting aggregate beneficial ownership of the capital stock of the Company by foreign shareholders to 20% of the total outstanding capital stock, and subjecting excess shares to redemption. In addition, the Bylaws of the Company (a) contain requirements regarding advance notice of nomination of directors by shareholders, and (b) restrict the calling of special meetings by shareholders to those owning shares representing not less than 40% of the votes to be cast. These provisions may have an "anti-takeover" effect. See "Information Regarding Resurgens -- Amendments to Resurgens' Restated Articles of Incorporation -- LDDS Merger Agreement," "Proposals No. 1 and 2 - The Proposed Mergers -- Special Redemption Provisions" contained in the 1993 Joint Proxy Statement/Prospectus, which are hereby incorporated herein by reference.


                               RECENT DEVELOPMENTS

         On August 25, 1996, the Company executed the MFS Merger Agreement, pursuant to which a wholly owned subsidiary of the Company will be merged with and into MFS. Pursuant to the MFS Merger Agreement, (i) each share of common stock, par value $.01 per share, of MFS (the AMFS Common Stock@) will be converted into the right to receive 2.1 shares of the Common Stock (the AMFS Common Exchange Ratio@) (ii) each share of Series A 8% Cumulative Convertible Preferred Stock, par value $.01 per share, of MFS (the AMFS Series A Preferred Stock@) will be converted into the right to receive one (1) share of Series A 8% Cumulative Convertible Preferred Stock, par value $.01 per share, of the Company (the Athe Company Series A Preferred Stock@), and (iii) each share of Series B Convertible Preferred Stock, par value $.01 per share, of MFS will be converted into the right to receive one (1) share of Series B Convertible Preferred Stock, par value $.01 per share, of the Company (the Athe Company Series B Preferred Stock"). Each depositary share representing 1/100th of a share of MFS Series A Preferred Stock will be exchanged for a depositary share representing 1/100th of a share of the Company Series A Preferred Stock (the "Company Depositary Shares"). In addition, holders of outstanding and unexercised options and warrants exercisable for shares of MFS Common Stock will be converted into options and warrants, respectively, exercisable for shares of the Common Stock having the same terms and conditions as such options and warrants of MFS, except that (i) the exercise price and the number of shares issuable upon exercise will be divided and multiplied, respectively, by the MFS Common Exchange Ratio and
(ii) certain options will be instead entitled to receive the value of such options in accordance with the terms thereof. As of November 1, 1996, the merger consideration for MFS stock to be converted in the MFS Merger (the AMFS Capital Stock@) is approximately $ 13.4 billion, based on the application of the MFS Merger exchange ratios to the shares of MFS Capital Stock outstanding and the closing sales prices of the Common Stock, MFS Common Stock and MFS Depository Shares as of November 1, 1996.

         Consummation of the MFS Merger is subject to certain conditions including approval of the stockholders of each of the companies, approval of the FCC and various state regulatory authorities, and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott-Rodino Act").


TERMS AND CONDITIONS OF THE MFS MERGER

         The following is a summary of certain terms and conditions of the MFS Merger Agreement, which also contains certain customary representations and warranties by MFS and the Company. The summary does not purport to be complete and is qualified in its entirety by reference to the MFS Merger Agreement, a copy of which is filed as an exhibit to the Company's Current Report on Form 8-K dated August 25, 1996 (filed August 26, 1996).

         Certain Conditions. The MFS Merger Agreement provides that the consummation of the MFS Merger is subject to certain terms and conditions, including: (i) receipt of the requisite approval of the MFS Merger and the transactions contemplated thereby by the stockholders of MFS and the requisite approval by the Company shareholders of the issuance of the Company capital stock in the MFS Merger and the transactions contemplated thereby and the proposed amendment to the Company Articles; (ii) receipt by the Company and MFS of opinions from their respective tax counsel regarding certain tax matters;
(iii) approval of the shares of the Common Stock comprising consideration for the MFS Merger for quotation on the Nasdaq National Market; (iv) receipt of all material consents or approvals of governmental agencies or bodies required in connection with the MFS Merger; and (v) satisfaction of other conditions customary to transactions of this nature. Certain of the terms and conditions of the MFS Merger, other than the requirement of shareholder approval, may be waived by the parties. The MFS Merger will become effective at the time of the filing, after satisfaction or waiver of all the conditions to the MFS Merger, of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger. The date on which such effective time occurs is referred to herein as the "MFS Closing Date."

         Agreement Not To Solicit Other Offers. Pursuant to the MFS Merger Agreement, each of the parties has agreed to, and agreed to direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may have been ongoing as of August 25, 1996 with respect to a Takeover Proposal (as hereinafter defined). Further, pursuant to the MFS Merger Agreement, MFS and the Company have agreed not to, nor permit any of their respective subsidiaries to, nor to authorize or permit its officers, directors, employees, or any investment banker, financial advisor, attorney, accountant or other representatives, directly or indirectly, to (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a Takeover Proposal (as defined herein) or (ii) participate in any discussions or negotiations regarding any inquiry, proposal or offer except as expressly contemplated by the MFS Merger Agreement from any person relating to (a) any direct or indirect acquisition or purchase of 15% or more of the assets of such party and its subsidiaries or 15% or more of any class of equity securities of such party or any of its subsidiaries, (b) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of such party or any of its subsidiaries, (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party or any of its subsidiaries other than transactions contemplated by the MFS Merger Agreement, or (d) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the MFS Merger or which would reasonably be expected to dilute materially the benefits to the other party of the transactions contemplated by the MFS Merger Agreement (each such inquiry, proposal or offer being hereinafter referred to as a "Takeover Proposal"); provided, that if, at any time prior to the MFS Closing Date, the Board of Directors of such party determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to its shareholders under applicable law, then such party may, in response to such a Takeover Proposal which was not solicited subsequent to August 25, 1996, (x) furnish information with respect to such party to any person pursuant to a customary confidentiality agreement and (y) participate in negotiations regarding such Takeover Proposal.

         The MFS Merger Agreement additionally provides that neither the Board of Directors of MFS (the "MFS Board of Directors") or the Company's Board of Directors nor any committee thereof shall (i) withdraw or modify in a manner adverse to the other party, or propose publicly so to do, its approval or recommendation relating to the MFS Merger, the MFS Merger Agreement or any transactions related thereto, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) cause MFS or the Company, as the case may be, to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to a Takeover Proposal; provided that, in the event that prior to the MFS Closing Date, the Board of Directors of either party determines, in good faith, after consultation with outside counsel that it is necessary to do so to comply with its fiduciary duties to its shareholders under applicable law, such Board of Directors may withdraw or modify its approval or recommendation of the MFS Merger and the MFS Merger Agreement or approve or recommend a the Company or MFS Superior Proposal (as defined below in "-- Termination of the MFS Merger Agreement"), as the case may be, or terminate the MFS Merger Agreement, but in each case only at a time that is after 10 business days following written notice to the other party of such Superior Proposal, its material terms and conditions and the identity of the party making such Superior Proposal.

         In addition to the foregoing obligations, each party has the obligation
(i) to immediately advise the other party orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the persons making such request or Takeover Proposal and (ii) to keep the other party fully informed of the status and details of any such request or Takeover Proposal.

         The MFS Merger Agreement provides that neither MFS nor the Company is prohibited from taking and disclosing to its respective shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its shareholders if, in the good faith judgment of its Board of Directors, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to its shareholders under applicable law. Neither MFS nor the Company nor their respective Boards of Directors nor any committee thereof may, however, except as permitted by the MFS Merger Agreement, withdraw or modify or propose publicly to withdraw or modify, its position with respect to the MFS Merger, the MFS Merger Agreement and the transactions contemplated thereby or approve or recommend, or propose publicly to approve or recommend, a Takeover Proposal.

         Other Covenants. In addition to the foregoing, the Company has agreed after the MFS Closing Date, to arrange for each employee participating in any benefit plans of MFS or a subsidiary of MFS as are in effect on August 25, 1996 to participate in any counterpart benefit plans of the Company in accordance with the eligibility criteria thereof, provided that (a) such participants will receive full credit for years of service with MFS or its subsidiaries prior to the MFS Merger for all purposes for which such service was recognized under the MFS benefit plans, including recognition of service for eligibility, vesting and, to the extent not duplicative of benefits received under such MFS benefit plans, the amount of benefits; (b) such participants will participate in the benefit plans of the Company on terms no less favorable than those offered by the Company to similarly situated employees of the Company; and (c) the Company will cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under MFS' benefit plans) and eligibility waiting periods under any group health plans to be waived with respect to such participants and their eligible dependents. The Company and MFS acknowledged that the MFS Merger and transactions contemplated thereby will be treated as a "change in control" for purposes of certain MFS benefit plans, option agreements and employment agreements and agreed to honor the provisions of any such plans and agreements which relate to a change in control, including the accelerated vesting and/or payment of equity-based awards. The Company has agreed, and has agreed to cause its subsidiaries to agree, to take the position that none of the execution of the MFS Merger Agreement, the approval of the MFS Merger Agreement by MFS stockholders or the consummation of the MFS Merger will constitute a change in control of MFS or a change in the ownership of a substantial portion of the assets of MFS within the meaning of Section 280G of the Code and has agreed that it will not withhold from any amounts payable to any MFS employee by reason of consummation of the transactions contemplated by the MFS Merger Agreement any amounts in respect of the excise tax described in
Section 4999 of the Code unless such position ceases to be supported by a good faith interpretation of relevant tax authority as a result of a change in such relevant authority which occurs after August 25, 1996.

         The MFS Merger Agreement provides that the indemnification provisions of the By-laws (the "MFS By-laws") and the Certificate of Incorporation (the "MFS Certificate of Incorporation") of MFS, as the surviving corporation in the MFS Merger, will not be amended, repealed or otherwise modified for a period of six years after the MFS Closing Date in any manner that would adversely affect the rights of individuals who were directors, officers, agents or employees of MFS immediately prior to the MFS Closing Date unless required by applicable law. The MFS Merger Agreement provides that, with respect to matters occurring through the MFS Closing Date, the Company and the surviving corporation will jointly and severally indemnify, defend and hold harmless the directors, officers and agents of MFS as provided in the MFS Certificate of Incorporation, MFS By-laws or indemnification agreements, as in effect as of August 25, 1996. The Company also agreed to cause the surviving corporation to maintain in effect for not less than three years after the MFS Closing Date, policies of directors' and officers' liability insurance comparable to those maintained by MFS with carriers comparable to MFS' existing carriers and containing terms and conditions which are no less advantageous in any material respect to the officers, directors and employees of MFS to the extent that such policies are obtainable at an annual cost of not greater than two times MFS' last annual premium prior to August 25, 1996; provided that if such coverage is not available for such amount, the Company shall purchase as much coverage as possible for such amount.

         Pursuant to the terms of the MFS Merger Agreement, the Company has agreed to cause the Company's Board of Directors as of the MFS Closing Date to consist of an odd number of directors, with MFS being entitled to designate one less director than the Company, subject to the consummation of the MFS Merger. As of the date hereof, the Company's Board of Directors is composed of 12 directors. It is anticipated that the Company's Board of Directors will be composed of 15 directors. The MFS Merger Agreement also provides that membership on the compensation and stock option, audit and nominating committees of the Company's Board of Directors will initially consist of an equal number of designees of the Company and MFS.

         Termination of the MFS Merger Agreement. The MFS Merger Agreement may be terminated at any time prior to the MFS Closing Date, whether before or after approval of the stockholders of MFS and the shareholders of the Company, by the mutual consent of MFS and the Company.

         In addition, the MFS Merger Agreement may be terminated at any time prior to the MFS Closing Date, whether before or after approval of the stockholders of MFS and the shareholders of the Company, by either MFS or the

Company if: (i) the MFS Merger shall not have been consummated on or prior to August 25, 1997, provided, however, that the right to so terminate is not available to any party whose failure to perform any of its obligations under the MFS Merger Agreement results in the failure of the MFS Merger to be consummated by such time; (ii) the requisite approval of the respective shareholders of either MFS or the Company is not obtained at the special meetings of the Company or MFS shareholders or at any adjournments or postponements thereof; or (iii) any governmental authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the MFS Merger and such order, decree or ruling or other action shall have become final and nonappealable.

         Further, the MFS Merger Agreement may be terminated at any time prior to the MFS Closing Date, whether before or after approval of the stockholders of MFS and the shareholders of the Company, by the Company if (i) MFS shall have breached in any material respect any of its representations, warranties, covenants or other agreements in the MFS Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 20 days after the giving of written notice to MFS; (ii) prior to the MFS Closing Date, the Company's Board of Directors, after determining in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, determines to terminate the MFS Merger Agreement, but only at a time that is after the tenth business day following receipt by MFS of written notice advising MFS that the Company's Board of Directors has received a bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 15% of the combined voting power of the shares of the Common Stock and the Company preferred stock then outstanding or all or substantially all of the assets of the Company and otherwise on terms which the Company's Board of Directors determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be materially more favorable to the Company's shareholders than the MFS Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company's Board of Directors, is capable of being financed by such third party (a "Company Superior Proposal"), specifying the material terms and conditions of such the Company Superior Proposal and identifying the party making such the Company Superior Proposal; provided that the Company complies with the applicable requirements relating to the payment (including the timing of any payment) of the Termination Fee (discussed below under "-- Termination Fees") to MFS; (iii) MFS (a) shall have breached in any material respect, and MFS shall have failed to promptly terminate the activity giving rise to such breach and use its best efforts to cure such breach upon notice thereof from the Company, relating to any covenant of MFS not to continue discussions relating to, or to solicit any, Takeover Proposals relating to MFS (see "-- Agreement Not To Solicit Other Offers") or (b) shall have failed to immediately advise the Company orally or in writing of any request for information or of any Takeover Proposal relating to MFS, the material terms and conditions of such request or Takeover Proposal and the identity of the persons making such request or Takeover Proposal; (iv) the MFS Board of Directors or any committee thereof (a) shall have (I) withdrawn or modified in a manner adverse to the Company its approval or recommendation of the MFS Merger and the MFS Merger Agreement, (II) failed to reconfirm its recommendation with fifteen business days after a written request from the Company to do so, or (III) approved or recommended any Takeover Proposal with respect to MFS, or (b) shall have resolved to take any of the actions described in clause (iv)(a) above; or (v) MFS or any of its officers, directors, employees, representatives or agents shall have furnished information with respect to MFS to any person pursuant to a customary confidentiality agreement or participated in negotiations regarding a Takeover Proposal relating to MFS in response to a Takeover Proposal which was not solicited subsequent to August 25, 1996, which the MFS Board of Directors has determined in good faith, after consultation with outside counsel, is necessary in order to comply with its fiduciary duties to the stockholders of MFS under applicable law.

         Further, the MFS Merger Agreement may be terminated at any time prior to the MFS Closing Date, whether before or after approval of the stockholders of MFS and the shareholders of the Company, by MFS if (i) the Company shall have breached in any material respect any of its representations, warranties, covenants or other agreements in the MFS Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 20 days after the giving of written notice to the Company; (ii) prior to the MFS Closing Date, the MFS Board of Directors, after determining in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to MFS' stockholders under applicable law, determines to terminate the MFS Merger Agreement, but only at a time that is after the tenth business day following receipt by the Company of written notice advising the Company that the MFS Board of Directors has received a bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 15% of the combined voting power of the shares of MFS Common Stock and MFS preferred stock then outstanding or all or substantially all of the assets of MFS and otherwise on terms which the MFS Board of Directors determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be materially more favorable to MFS' stockholders than the MFS Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of MFS' Board of Directors, is capable of being financed by such third party (a "MFS Superior Proposal"), specifying the material terms and conditions of such MFS Superior Proposal and identifying the party making such MFS Superior Proposal; provided that MFS complies with the applicable requirements relating to the payment (including the timing of any payment) of the Termination Fee (discussed below under "-- Termination Fees") to the
Company in connection therewith; (iii) the Company (a) shall have breached in any material respect, and the Company shall have failed to promptly terminate the activity giving rise to such breach and use its best efforts to cure such breach upon notice thereof from MFS, relating to any covenant of the Company not to continue discussions relating to, or to solicit any, Takeover Proposals relating to the Company (see "-- Agreement Not To Solicit Other Offers") or (b) shall have failed to immediately advise MFS orally or in writing of any request for information or of any Takeover Proposal relating to the Company, the material terms and conditions of such request or Takeover Proposal and the identity of the persons making such request or Takeover Proposal; (iv) the Company's Board of Directors or any committee thereof (a) shall have (I) withdrawn or modified in a manner adverse to MFS its approval or recommendation of the MFS Merger and the MFS Merger Agreement, (II) failed to reconfirm its recommendation with fifteen business days after a written request from MFS to do so, or (III) approved or recommended any Takeover Proposal with respect to the Company or (b) shall have resolved to take any of the actions described in clause (iv)(a) above; (v) the Company or any of its officers, directors, employees, representatives or agents shall have furnished information with respect to the Company to any person pursuant to a customary confidentiality agreement or participated in negotiations regarding a Takeover Proposal relating to the Company in response to a Takeover Proposal which was not solicited subsequent to August 25, 1996, which the Company's Board of Directors has determined in good faith, after consultation with outside counsel, is necessary in order to comply with its fiduciary duties to the shareholders of the

Company under applicable law; or (vi) any person (other than MFS or any of its affiliates or associates) shall have acquired beneficial ownership of, or any group (other than a group in which MFS or any of its affiliates or associates is a member) shall have been formed which beneficially owns, 25% or more of the voting power of the Company.

         Termination Fees. The MFS Merger Agreement provides that MFS shall promptly, but in no event later than two days after the date of such termination, pay to the Company a fee equal to $350 million (the "Termination Fee"), payable by wire transfer of same day funds, in the event that: (i) the MFS Merger Agreement shall have been terminated by either the Company or MFS because the stockholders of MFS shall not have approved the MFS Merger and the MFS Merger Agreement at the special meeting of MFS stockholders; (ii) a bona fide Takeover Proposal relating to MFS shall have been made known to MFS or any of its subsidiaries and made known to its stockholders generally or shall have been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide Takeover Proposal relating to MFS and such Takeover Proposal or announced intention shall not have been withdrawn and thereafter the MFS Merger Agreement is terminated by either the Company or MFS because the MFS Merger shall not have been consummated on or prior to August 25, 1997 (but not by reason of the fault on the part of the party so terminating), or (iii) the MFS Merger Agreement is terminated (x) by MFS because the MFS Board of Directors, after determining in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the stockholders of MFS under applicable law, after 10 business days notice to the Company of the material terms of and identity of the third party making an MFS Superior Proposal, as described above under "-- Termination of the MFS Merger Agreement," or (y) by the Company pursuant to its right to terminate because (I) MFS shall have breached in any material respect and shall have failed to promptly terminate the activity giving rise to such breach and to use its best efforts to cure such breach upon notice thereof from the Company, relating to any covenant of MFS not to continue discussions relating to, or to solicit, any Takeover Proposals relating to MFS (see "-- Agreement Not To Solicit Other Offers") or shall have failed to immediately advise the Company orally or in writing of any request for information or of any Takeover Proposal relating to MFS, (II) the MFS Board of Directors shall have withdrawn or modified in a manner adverse to the Company its approval or recommendation with respect to the MFS Merger Agreement or failed to reconfirm its recommendation after a request from the Company, or shall have approved or recommended any Takeover Proposal with respect to MFS or shall have resolved to take any of the foregoing actions, or (III) MFS or any of its officers, directors, employees, representatives or agents shall have furnished information with respect to MFS, to any person pursuant to a customary confidentiality agreement or participated in negotiations regarding a Takeover Proposal relating to MFS in response to a Takeover Proposal which was not solicited subsequent to August 25, 1996, which the MFS Board of Directors has determined in good faith, after consultation with outside counsel, is necessary in order to comply with its fiduciary duties to the stockholders of MFS under applicable law; provided, however, that no Termination Fee shall be payable to the Company pursuant to a termination by the Company described in clause
(iii)(y)(III) above unless and until within 18 months of such termination, MFS or any of its subsidiaries enters into an acquisition agreement with a third party or consummates any Takeover Proposal. MFS also agreed it would reimburse the Company for its costs and expenses (including attorneys' fees), together with interest on the amount of the Termination Fee at the prime rate of Citibank N.A., if MFS fails to promptly pay the Termination Fee and, in order to obtain such payment, the Company commences a suit which results in a judgment against

MFS for the Termination Fee. If the Company terminates pursuant to clause
(iii)(y)(III) above, MFS shall promptly pay, upon the Company's request, all out-of-pocket charges and expenses incurred by the Company in connection with the MFS Merger Agreement and the transactions contemplated thereby in an amount not to exceed $10 million, which payments shall be credited against any Termination Fee that may subsequently become payable.

         The MFS Merger Agreement further provides that the Company shall promptly, but in no event later than two days after the date of such termination, pay to MFS the Termination Fee, payable by wire transfer of same day funds, in the event that: (i) the MFS Merger Agreement shall have been terminated by either MFS or the Company because the shareholders of the Company shall not have approved the MFS Merger and the MFS Merger Agreement at the special meeting of the Company shareholders; (ii) a bona fide Takeover Proposal relating to the Company shall have been made known to the Company or any of its subsidiaries and made known to its shareholders generally or shall have been made directly to its shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide Takeover Proposal relating to the Company and such Takeover Proposal or announced intention shall not have been withdrawn and thereafter the MFS Merger Agreement is terminated by either MFS or the Company because the MFS Merger shall not have been consummated on or prior to August 25, 1997 (but not by reason of the fault on the part of the party so terminating); (iii) the MFS Merger Agreement is terminated (x) by the Company because the Company's Board of Directors, after determining in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the shareholders of the Company under applicable law, after 10 business days notice to MFS of the material terms of and identity of the third party making a the Company Superior Proposal, as described above under "-- Termination of the MFS Merger Agreement," or (y) by MFS pursuant to its right to terminate because (I) the Company shall have breached in any material respect and shall have failed to promptly terminate the activity giving rise to such breach and to use its best efforts to cure such breach upon notice thereof from MFS, relating to any covenant of the Company not to continue discussions relating to, or to solicit, any Takeover Proposals relating to MFS (see "-- Agreement Not To Solicit Other Offers") or shall have failed to immediately advise MFS orally or in writing of any request for information or of any Takeover Proposal relating to the Company,
(II) the Company's Board of Directors shall have withdrawn or modified in a manner adverse to MFS its approval or recommendation with respect to the MFS Merger Agreement or failed to reconfirm its recommendation after a request from MFS, or shall have approved or recommended any Takeover Proposal with respect to the Company, or shall have resolved to take any of the foregoing actions, or
(III) the Company or any of its officers, directors, employees, representatives or agents shall have furnished information with respect to the Company to any person pursuant to a customary confidentiality agreement or participated in negotiations regarding a Takeover Proposal relating to the Company in response to a Takeover Proposal which was not solicited subsequent to August 25, 1996, which the Company's Board of Directors has determined in good faith, after consultation with outside counsel, is necessary in order to comply with its fiduciary duties to the shareholders of the Company under applicable law, or
(IV) any person (other than MFS or its affiliates or associates) shall have acquired beneficial ownership of, or any group (other than a group in which MFS or any of its affiliates or associates is a member) shall have been formed which beneficially owns, 25% or more of the voting power of the Company; provided, however, that no Termination Fee shall be payable to MFS pursuant to a termination by MFS described in clause (iii)(y)(III) above unless and until within 18 months of such termination, the Company or any of its subsidiaries enters into an acquisition agreement with a third party or consummates any Takeover Proposal. The Company also agreed it would reimburse MFS for its costs and expenses (including attorneys' fees), together with interest on the amount of the Termination Fee at the prime rate of Citibank N.A., if the Company fails to promptly pay the Termination Fee and, in order to obtain such payment, MFS commences a suit which results in a judgment against the Company for the Termination Fee. If MFS terminates pursuant to clause (iii)(y)(III) above, the Company shall promptly pay, upon MFS' request all out-of-pocket charges and expenses incurred by MFS in connection with the MFS Merger Agreement and the transactions contemplated thereby in an amount not to exceed $10 million, which payments shall be credited against any Termination Fee that may subsequently become payable.

         In addition, in the event the MFS Merger Agreement is terminated under circumstances in which either the Company or MFS is entitled to receive the Termination Fee, the party entitled to receive the Termination Fee shall also be entitled to receive, at its sole election, the services described in the Services Agreement on the terms and conditions described in such Agreement. See "-- Description of Services Agreement." In addition, under certain circumstances, such party may also be entitled to exercise its Option Agreement. See "-- Stock Option Agreements."


DESCRIPTION OF SERVICES AGREEMENT

         The MFS Merger Agreement provides that in the event the MFS Merger Agreement is terminated under circumstances in which either the Company or MFS is entitled to a Termination Fee, the party entitled to receive the Termination Fee (the "Terminating Party") will be entitled to receive, at its sole election, from the other party (the "Non-Terminating Party") certain services described in the Services Agreement.

         Under the terms of the Services Agreement, the Non-Terminating Party agrees to provide certain communications services to the Terminating Party at Transfer Cost (as hereinafter defined) for a period of three years, commencing 180 days after the date of termination of the MFS Merger Agreement. The communications services to be provided by the Non-Terminating Party under the Services Agreement are the communication products sold by that party to an independent third-party customer under an arms' length arrangement. These services include the transport and switching of telecommunications and data traffic, but do not include any ancillary or value-added services such as facilities management.

         The "Transfer Cost" consists of the total service long-run incremental cost (the "TSLRIC") of providing a communications service, excluding any measure of costs of capital, common costs and profits, and any retail related costs, such as sales, marketing, billing, collection (other than carrier-to-carrier billing and collection) and other costs associated with offering communications services directly to end users. The TSLRIC shall be based upon the forward-looking economic costs of the total quantity of the facilities and functions that are directly attributable to, or reasonably identifiable as incremental to, the provision of the service. A reasonable allocation of shared costs of facilities directly attributable or incremental to the provision of a particular service may be included in the TSLRIC. The TSLRIC will be revised annually and will be computed, to the extent possible and subject to the foregoing exclusions, in a manner consistent with certain specified FCC standards.

         The Non-Terminating Party will determine the Transfer Cost for each type of service provided. If the Terminating Party wishes to dispute a Transfer

Cost, it may propose a different Transfer Cost. The dispute will be resolved by a third party, to be selected as provided for in the Services Agreement, who will choose the Transfer Cost which such third party determines to be more consistent with the proper Transfer Cost as defined above.

         The Non-Terminating Party will provide up to $300 million in services over the three-year period, with a maximum annual service commitment of $150 million. Due to the scope of services requested, the Terminating Party shall provide to the Non-Terminating Party a 6-month rolling forecast of requirements. During the first 12 months of the Services Agreement, the Non- Terminating Party will not be obligated to install more that $500,000 of gross incremental service per month. For the remaining term of the Services Agreement, the Non-Terminating Party will not be obligated to install more than $1,000,000 in gross incremental service per month.

         The Non-Terminating Party will make available to the Terminating Party up to one-third of all available capacity in its switches and networks. Where sufficient capacity does not exist to satisfy the Terminating Party's requirements, the Non-Terminating Party will commence a good faith effort to construct the additional capacity in a timely manner. The Non-Terminating Party must undertake such capacity construction where the requested capacity is in a market or route in which the Non-Terminating Party normally operates and the capacity is for services offered by the Non-Terminating Party to third parties. If capacity construction is required, the Non- Terminating Party can construct as much or as little capacity as it sees fit to satisfy the request. Therefore, for this new construction, the limit of -- available capacity will not govern. For purposes of the Services Agreement, available capacity will be determined after taking into account constraints placed on the delivering party by underlying service or network suppliers. If as a result of capacity constraints, the Non-Terminating Party is not able to deliver at least 75% of its requested installation amount for the first two years (subject to the limitation described in the preceding paragraph), the Non-Terminating Party will extend the term of its obligation under the Services Agreement by one year.

         The quality of services provided by the Non-Terminating Party is required generally to meet the standards of, and not be of a materially lower quality than, the service provided to third parties purchasing similar services during the same period of time. Should the Non-Terminating Party fail to deliver services that meet such quality standards (other than for reasons beyond its reasonable control), the Terminating Party will be entitled to service credits equal to 1/96th of a day's bill for each 15 minutes of interrupted service. This service credit will be calculated on a circuit-by-circuit basis. The sum of service credits cannot exceed 24 hours in any one day, nor more than 30 days in any one calendar month. Alternatively, if the overall quality of service provided in aggregate for one month is materially less than the aggregate quality of service provided by the Non-Terminating Party to its third-party customers purchasing similar services for that same month (other than for reasons beyond the reasonable control of the Non- Terminating Party), the Non-Terminating Party will be liable to the Terminating Party for liquidated damages equal to the value of one-half times the total bill for the month for any service with materially substandard quality.

         All services turned up will be on a circuit-by-circuit basis. Circuit installation and disconnect charges will be calculated according to the Transfer Cost definition above. Should the Terminating Party cancel service prior to one year, the Terminating Party will be liable for any reasonable termination charges resulting from the cancellation.

         At the end of the term of the Services Agreement, the parties will negotiate the service rates to be charged by the Non-Terminating Party to the Terminating Party thereafter. If the parties cannot agree on such rates, in order to effect an orderly transition of service, the Non- Terminating Party will be obligated to support all existing services for up to 18 months from the termination date of the Services Agreement at rates equal to those in effect at the time for other customers purchasing similar types and quantities of services.

         The Services Agreement is intended to increase the likelihood that the MFS Merger will be consummated in accordance with the terms set forth in the MFS Merger Agreement. Consequently, certain aspects of the Services Agreement may have the effect of discouraging persons who, prior to the MFS Closing Date, might be interested in acquiring all of, or a significant interest in, MFS or the Company from considering or proposing such an acquisition, even if such persons were prepared to offer to pay consideration to stockholders of MFS which had a value greater than the MFS Merger consideration or to pay consideration to shareholders of the Company which had a value greater than the expected value of the shares of the Common Stock upon consummation of the MFS Merger.

         The Services Agreement is filed as an exhibit to the Company's Form 8-K dated August 25, 1996 (filed August 26, 1996) and reference is made thereto for the complete terms of the Services Agreement. The foregoing discussion is qualified in its entirety by reference to the Services Agreement.


STOCK OPTION AGREEMENTS

         As an inducement to the other party to enter into the MFS Merger Agreement, each of MFS and the Company entered into the Option Agreements in favor of the other party as described herein.

         MFS (as issuer) entered into a Stock Option Agreement (the "MFS Stock Option Agreement") dated as of August 25, 1996 with the Company (as grantee), pursuant to which MFS granted the irrevocable option (the "MFS Stock Option") to the Company to purchase from MFS up to 43,953,073 shares of MFS Common Stock (subject to adjustment in certain circumstances, and which represented 19.9% of the then outstanding shares of MFS Common Stock as of the date thereof) at a price of $55.3875 per share. The $55.3875 exercise price was determined through negotiations and reflects the product of the MFS Common Exchange Ratio multiplied by the closing sale price of the Common Stock on August 23, 1996, the last trading day preceding announcement of the MFS Merger.

         The Company (as issuer) entered into a Stock Option Agreement (the "Company Stock Option Agreement") dated as of August 25, 1996 with MFS (as grantee), pursuant to which the Company granted the irrevocable option (the "Company Stock Option"; collectively with the MFS Stock Option, the "MFS Merger Stock Options") to MFS to purchase from the Company up to 81,224,137 shares of the Common Stock (subject to adjustment in certain circumstances, and which represented 19.9% of the then outstanding shares of the Common Stock as of the date thereof) at a price of $26.375 per share. The $26.375 exercise price was determined through negotiations and reflects the closing sale price of the Common Stock on August 23, 1996, the last trading day preceding announcement of the MFS Merger.

         In the following discussion, the "Issuer" shall mean MFS with respect to the MFS Stock Option Agreement and the Company with respect to the Company Stock Option Agreement, and the "Grantee" shall mean the Company with respect to the MFS Stock Option Agreement and MFS with respect to the Company Stock Option Agreement.

         If no injunction or other court order against delivery of the shares covered by the applicable MFS Merger Stock Option is in effect, the Grantee may exercise the MFS Stock Option or the Company Stock Option, as the case may be, in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including:

         (i) the Issuer shall have recommended to its shareholders, or the Issuer or any person (other than the Grantee or any of its affiliates or associates) shall have publicly proposed or publicly announced a bona fide Takeover Proposal (as defined in "-- Agreement Not To Solicit Other Offers") for the Issuer that shall not have been withdrawn at the time of the exercise of the MFS Merger Stock Option;

         (ii) any third party shall have acquired or shall have the right to acquire beneficial ownership (as defined in the Exchange Act) of, or any group (as defined in the Exchange Act) (other than a group in which the Grantee or any of its affiliates or associates is a member) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, securities representing 15% or more of the voting power of the Issuer; or

         (iii) the Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to the Grantee its approval or recommendation with respect to the MFS Merger, the MFS Merger Agreement and the transactions contemplated thereby (or the increase in the authorized the Common Stock with respect to the Company as Issuer);

         provided that the MFS Merger Stock Option will terminate: (a) upon consummation of the MFS Merger; (b) if the MFS Merger Agreement is terminated for any reason and a Purchase Event has occurred prior to such termination, upon eighteen months after the occurrence of such Purchase Event; (c) if the MFS Merger Agreement is terminated pursuant to certain enumerated provisions of the MFS Merger Agreement (including, without limitation, termination (I) by mutual written consent of the Issuer and Grantee, (II) by either the Issuer or the Grantee if (A) the MFS Merger shall not have been consummated on or prior to August 25, 1997 (but not by reason of the fault of the party so terminating the MFS Merger Agreement), (B) the approval of the shareholders of either the Issuer or Grantee shall not have been obtained at the special meetings of the Company and MFS shareholders, (C) any governmental authority shall have taken any action permanently enjoining or prohibiting the consummation of the MFS Merger by a final nonappealable order, (D) the Grantee shall have breached in any material respect its obligations under the MFS Merger Agreement and the same shall not have been cured in 20 days, (E) the Grantee shall have breached its obligations regarding soliciting other offers (see "-- Agreement Not To Solicit Other Offers"), (F) the Grantee's Board of Directors, or a committee thereof shall have modified or withdrawn its approval or recommendation of the MFS Merger, the MFS Merger Agreement and the related transactions contemplated thereby (or failed to reconfirm the same upon request so to do) or (G) the officers, directors, employees, representatives or agents of the Grantee shall take any action with regard to furnishing information or participating in negotiations relating to a Takeover Proposal), and a Purchase Event has not occurred prior to such termination, upon such termination; (d) if the MFS Merger Agreement is terminated for any reason other than those enumerated in (c) above and a Purchase Event has not occurred prior to such termination, upon eighteen months after such termination; or (e) on August 25, 1999 if the MFS Merger has not been consummated and the MFS Merger Agreement has not been terminated by such date.

         To the knowledge of the Company, no Purchase Event has occurred as of the date of this Prospectus.

         The Grantee, with respect to any shares acquired by it on or prior to the record date for the Issuer's special meeting, is deemed to have appointed the Issuer as its proxy to vote in favor of the Issuer's proposals described herein at the Issuer's special meeting and against any transaction in conflict with the transactions contemplated by the MFS Merger Agreement. Such proxy is irrevocable and is deemed coupled with an interest sufficient in law to support an irrevocable power.

         In the event of any change in the Issuer's common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the applicable MFS Merger Stock Option and the exercise price therefor shall be adjusted appropriately so that the Grantee or holder of the Grantee's MFS Merger Stock Option shall receive, upon exercise, the number and class of shares or other securities or property that the Grantee or holder would have received as if the MFS Merger Stock Option had been exercised immediately prior to such event. If any additional shares of Common Stock of the Issuer are issued after the date of the respective Option Agreement (other than pursuant to the preceding sentence, upon exercise of any option to purchase Common Stock of the Issuer outstanding on the date of such Option Agreement or upon conversion into the Common Stock of the Issuer of any convertible security of the Issuer outstanding on the date of such Option Agreement), the number of shares of Common Stock of the Issuer subject to the MFS Merger Stock Option shall be adjusted so that, after such issuance, it, together with any shares of Common Stock of the Issuer previously issued pursuant to such Option Agreement, equals 19.9% of the number of shares of the Common Stock of the Issuer then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the MFS Merger Stock Option.

         In the event that prior to the termination of the Option Agreements, the Issuer enters into an agreement (i) to consolidate with or merge into any person, other than the Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than the Grantee or one of its subsidiaries, to merge into the Issuer with the Issuer as the continuing or surviving corporation, but, in connection therewith, the then outstanding shares of the Issuer's common stock are changed into or exchanged for stock or other securities of the Issuer or any other person or cash or any other property, or the outstanding shares of the Issuer's common stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than the Grantee or one of its subsidiaries, then such agreement shall provide that the applicable MFS

Merger Stock Options be converted into, or exchanged for, an option to acquire the number and class of shares or other securities or property the holder of the MFS Merger Stock Options would have received in respect of the Issuer's common stock if the applicable MFS Merger Stock Option had been exercised immediately prior to such consolidation, merger, sale or transfer, on the record date therefor, as applicable.

         The Issuer is required (but not more than once during any calendar year and subject to certain other conditions described in the Option Agreements), if requested by any holder, including the Grantee and any permitted transferee acquiring at least 10% of the shares of the Issuer's common stock represented by the applicable MFS Merger Stock Options (an "Option Selling Shareholder"), as expeditiously as possible to prepare and file a registration statement under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of the Issuer's common stock or other securities that have been acquired by or are issuable to the Option Selling Shareholder upon exercise of the MFS Merger Stock Options in accordance with the intended method of sale or other disposition stated by the Option Selling Shareholder in such request, and the Issuer is required to use its best efforts to qualify such shares or other securities for sale under applicable state securities laws, subject to certain exceptions. The Option Selling Shareholder also has the right, subject to certain conditions, as described in the Option Agreements, to include the Option Selling Shareholder's shares in certain underwritten public offerings of the Issuer's common stock by the Issuer after the exercise of the MFS Merger Stock Options. Except where applicable state law prohibits such payments, the Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses, legal expenses, including the reasonable fees and expenses of one counsel to the holders whose shares issued pursuant to the MFS Merger Stock Options are being registered (not to exceed $15,000), printing expenses and the costs of special audits or "cold comfort" letters, expenses of underwriters, excluding discounts and commissions but including liability insurance if the Issuer so desires or the underwriters so require and the reasonable fees and expenses of any necessary special experts), in connection with each registration described above.

         The Issuer also is required to indemnify the Option Selling Shareholder, and each underwriter thereof, including each person who controls such Option Selling Shareholder or underwriter, in connection with any registration pursuant to the respective Option Agreement against all expenses, losses, claims, damages and liabilities caused by any untrue or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular or any preliminary prospectus, or caused by any omission, or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except to the extent that such expenses, losses, claims, damages or liabilities are caused by an untrue statement or alleged untrue statement that was included by the Issuer in reliance upon and in conformity with, information furnished in writing to the Issuer by such indemnified party expressly for use therein, in which instance, such Option Selling Shareholder agrees to indemnify the Issuer.

         The Option Agreements are intended to increase the likelihood that the MFS Merger will be consummated in accordance with the terms set forth in the MFS Merger Agreement. Consequently, certain aspects of the Option Agreements may have the effect of discouraging persons who might now, or prior to the MFS Closing Date, be interested in acquiring all of, or a significant interest in, the Issuer from considering or proposing such an acquisition, even if such persons were prepared to offer to pay consideration to stockholders of MFS which had a higher current market price than the shares of the Company Capital Stock to be received for each share of the MFS Capital Stock pursuant to the MFS Merger Agreement or to pay any consideration to shareholders of the Company which had a value greater than the value of the shares of the Common Stock upon consummation of the MFS Merger.


                                   THE COMPANY

         The Company is one of the four largest long distance telecommunications companies in the United States, based on 1995 revenues. The Company provides long distance telecommunications services to business, consumer and other carrier customers through its network of fiber optic cables, digital microwave and fixed and transportable satellite earth stations, with service to points throughout the nation and the world. The products and services provided by the Company include: switched and dedicated long distance products, 800 services, calling cards, operator services, domestic and international private lines, broadband data services, debit cards, conference calling, advanced billing systems, enhanced facsimile and data connections, television and radio transmission and mobile satellite communications.

         The Company was organized in 1983. Its operations have grown as a result of management's emphasis on a four-point growth strategy, which includes internal growth, the selective acquisition of smaller long distance companies with limited geographic service areas and market shares, the consolidation of certain third-tier long distance carriers with larger market shares, and international expansion. On September 15, 1993, a three-way merger occurred whereby (i) Metromedia Communications Corporation ("MCC") merged with and into Resurgens, and (ii) LDDS Communications, Inc., a Tennessee corporation ("LDDS-TN"), merged with and into Resurgens (the "Prior Mergers").

         At the time of the Prior Mergers, the name of Resurgens, the legal survivor, was changed to LDDS Communications, Inc. and the separate corporate existences of LDDS-TN and MCC terminated. For accounting purposes, however, LDDS-TN was the survivor because the former shareholders of LDDS-TN acquired majority ownership of the Company. At the annual meeting of shareholders held May 25, 1995, shareholders of LDDS Communications, Inc. voted to change the name of the Company to WorldCom, Inc., effective immediately.

         The Company's principal executive offices are located at 515 East Amite Street, Jackson, Mississippi 39201-2702 and its telephone number is (601) 360-8600.


                              SELLING SHAREHOLDERS

         In connection with the acquisition by the Company of Choice on July 24, 1996 (the "Choice Acquisition"), 1,123,955 Shares (the "Choice Existing Shares") were issued to the Choice Selling Shareholders; the remaining 30,916 shares held by the Choice Selling Shareholders are issuable upon exercise of options granted by Choice to certain Choice Selling Shareholders and assumed by the Company in connection with the Choice Acquisition (the "Option Shares"). The options were originally granted with exercise prices equal to the fair market value of the common stock on the date of grant.

         The 934,050 Shares (together with the Choice Existing Shares, the "Existing Shares") held by Target Selling Shareholder were issued to Target in connection with the Company's purchase of certain assets of Target on August 23,

1996 (together with the Choice Acquisition, the "Acquisitions") and were subsequently distributed to Target Selling Shareholder.

         None of the Selling Shareholders is an affiliate of the Company or owns additional shares of Common Stock as of the close of business on November 1, 1996. Each Selling Shareholder presently owns beneficially less than one percent of the outstanding Common Stock and has sole voting and investment power with respect to the Existing Shares.

         The following table sets forth, as of the close of business on November 1, 1996, the number of Choice Existing Shares owned by each of the Choice Selling Shareholders and the number of Option Shares which may be acquired by certain of the Choice Selling Shareholders, all of which may be offered from time to time, to the extent the Option Shares are issued as aforesaid.

                                                                                                            Choice
                                                                                                           Existing        Option
                           Name of Choice Selling Shareholder                                               Shares         Shares
----------------------------------------------------------------------------------------------------      ----------     ----------

Jeffrey M. Taffett, M.D. and Je're Taffet, in joint tenancy with rights of survivorship.............           5,218            --
Eugene Schupak, M.D ................................................................................          46,965            --
MLPF&S Custodian, FBO Ronald A. Ewing IRA ..........................................................           6,088            --
Charles Michael Creasman, M.D ......................................................................          13,915            --
Edwin C. Lynch .....................................................................................          27,831            --
Butterfield Family LLC .............................................................................          41,747            --
AGR Irrevocable Trust II ...........................................................................           4,348            --
AGR Irrevocable Trust I ............................................................................           4,348            --
Brian J. O'Connor ..................................................................................          27,831            --
Russell George Piccoli and Jill Piccoli, in joint tenancy with right of survivorship................          17,394            --
Goldman Sachs C/F Thomas J. Reardon IRA ............................................................          17,394            --
Todd T. Turrell ....................................................................................           5,566            --
Betty S. Crosby ....................................................................................           2,261            --
William James Patterson and Cynthia Ann Patterson, in joint tenancy with right of survivorship......           3,339            --
Jerry A. Gantz and Carla J. Gantz, in joint tenancy with right of survivorship......................           4,174            --
Carl D. Wolfinger and Barbara J. Wolfinger, in joint tenancy with right of survivorship.............          11,132            --
Donald G. Hatfield and Margaret L. Hatfield, in joint tenancy with right of survivorship............          17,394            --
William Goldstandt .................................................................................          21,743            --
A & C Properties, Inc. .............................................................................          26,092            --

                                       34

                                                                                                            Choice
                                                                                                           Existing        Option
                           Name of Choice Selling Shareholder                                               Shares         Shares
------------------------------------------------------------------------------------------------------     ----------    ----------

Peter Vandegrift Sperling ............................................................................         13,915           --
James G. Atkinson and Jennifer J. Atkinson, in joint tenancy with right of survivorship...............         17,394           --
Everen Clearing Corp. Cust. FBO Robert Scott Jackson IRA Rollover ....................................         17,394           --
Peter Brandeis and Judy Brandeis .....................................................................         17,394           --
John Phelps Norton Family Trust ......................................................................         46,190           --
Janet H. Cotton, as her sole and separate property ...................................................         75,623           --
John R. Norton .......................................................................................         46,162           --
Mark Alan Perlow .....................................................................................          9,277           --
Earl Perlow ..........................................................................................          9,277           --
Sheldon James Perlow .................................................................................          9,277           --
Mark LeMay and Jori LeMay, in joint tenancy with right of survivorship ...............................          1,948           --
Smith Barney Cust FBO Brian Connelly IRA .............................................................          6,957           --
Michael Kelly ........................................................................................          1,130           --
Prudential Securities Incorporated C/F Bill Hammond IRA ..............................................          4,348           --
Dickenson and Company Cust. FBO Linda M. Armstrong IRA ...............................................          2,783           --
Prudential Securities Incorporated C/F Shannan Adams IRA .............................................            278           --
Prudential Securities Incorporated C/F John Cooke, Jr. IRA ...........................................          2,435           --
Prudential Securities Incorporated C/F Robert Edward Crosby IRA ......................................          3,800           --
Prudential Securities Incorporated C/F Sheila Crosby IRA .............................................            577           --
Prudential Securities Incorporated C/F Kent Neill IRA ................................................          1,043           --
Prudential Securities Incorporated C/F Jennifer Seely IRA ............................................            556           --
Lawrence Bushkin and Seline Bushkin Community Property ...............................................         26,092           --
Mary Pat Sweetman ....................................................................................         13,915           --
Katherine A. Johnston ................................................................................         13,915           --
Molly J. Poole .......................................................................................         13,915           --
Thomas J. Reardon ....................................................................................         13,915
James A. Wolfinger ...................................................................................        201,998           --

                                       35

                                                                                                             Choice
                                                                                                            Existing       Option
                            Name of Choice Selling Shareholder                                               Shares        Shares
------------------------------------------------------------------------------------------------------     ----------    ----------

Brian Connelly .......................................................................................         16,160          3,024
Robert James .........................................................................................         16,160           --
Prudential Securities Incorporated C/F Betty S. Crosby IRA ...........................................            869           --
John L. Cooke ........................................................................................          1,800           --
Robert Edward Crosby .................................................................................          2,043          4,033
Sheila Crosby ........................................................................................            257          2,016
Prudential Securities Incorporated C/F Lynn Eldridge IRA .............................................          2,783           --
Kent Neill ...........................................................................................            173          2,688
Shannan L. Adams .....................................................................................            236           --
Diane Senich Angellotti and Steve Senich .............................................................            789           --
Jon J. Bauman ........................................................................................            869           --
Edward James Churchill ...............................................................................            478           --
Myron Davies and Myra Davies .........................................................................            631           --
Prudential Securities Incorporated C/F Myron Davies IRA ..............................................          3,304           --
John Kramer and Laureen Kramer .......................................................................          1,582           --
Prudential Securities Incorporated C/F Randall A. McCutchan IRA ......................................          2,365           --
Prudential Securities Incorporated C/F Jack Mulligan IRA .............................................          1,652           --
John Mulligan ........................................................................................          2,261          9,410
Michael D. Reardon ...................................................................................        129,866           --
Kenneth W. Robinson and Denise A. Robinson ...........................................................            347           --
Christopher R. Sabin .................................................................................            608           --
Janet L. Schumburg ...................................................................................          1,043           --
Prudential Securities Incorporated C/F Robert Spafford IRA ...........................................         12,698           --
Prudential Securities Incorporated C/F Eric Thorson IRA ..............................................          2,104           --
Prudential Securities Incorporated C/F James A. Wolfinger IRA ........................................          8,406           --
Prudential Securities Incorporated C/F John Hagen IRA ................................................            747           --
John E. Hagen ........................................................................................            843           --
Prudential Securities Incorporated C/F Kathryn M.S. Adkins IRA .......................................            664           --

                                       36

                                                                                                            Choice
                                                                                                           Existing        Option
                           Name of Choice Selling Shareholder                                               Shares         Shares
------------------------------------------------------------------------------------------------------     ----------    ----------

Prudential Securities Incorporated C/F Lisa Wolfe IRA ................................................        1,575             --
Lynn Eldridge ........................................................................................         --              3,629
Randy McCutchan ......................................................................................         --              3,159
Liane Armstrong ......................................................................................         --              2,151
Michael Kelly ........................................................................................         --                806
Columbia Capital Corporation .........................................................................       34,384             --
                                                                                                          ----------      ----------
         Total .......................................................................................    1,123,955           30,916


                              PLAN OF DISTRIBUTION

         The Shares offered hereby may be sold by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest (collectively with the Selling Shareholders, the "Sellers") acting as principals for their own accounts. The Company will not receive any of the proceeds of this offering.

         The Sellers, directly or through brokers, dealers, underwriters, agents or market makers, may sell some or all of the Shares. Any broker, dealer, underwriter, agent or market maker participating in a transaction involving the Shares may receive a commission from the Sellers. Usual and customary commissions may be paid by the Sellers. The broker, dealer, underwriter or market maker may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so acting as an agent for the Sellers, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Sellers.

         A broker, dealer, underwriter or market maker who acquires the Shares from the Sellers as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block or cross transactions and which may also involve sales to or through another broker, dealer, underwriter, agent or market maker, including transactions of the nature described above) on The Nasdaq Stock Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. In connection with such resales, the broker, dealer, underwriter, agent or market maker may pay commissions to or receive commissions from the purchasers of the Shares. The Sellers also may sell some or all of the Shares directly to purchasers without the assistance of a broker, dealer, underwriter, agent or market maker and without the payment of any commissions.

         The Company is bearing all of the costs relating to the registration of the Shares (other than fees and expenses of counsel for the Selling Shareholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the Shares will be borne by the Sellers.

         Pursuant to the registration rights granted to the Selling Shareholders in connection with the Acquisitions, the Company has agreed to indemnify the Selling Shareholders and any person who controls a Selling Shareholder against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                     EXPERTS

         The consolidated financial statements and schedule of the Company as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

         The consolidated statements of operations, shareholders' equity and cash flows of IDB Communications Group Inc. for the year ended December 31, 1993 and the related financial statement schedule (such financial statements and financial statement schedule have not been separately included herein or incorporated by reference) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which has been incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The combined financial statements of WilTel Network Services, as of December 31, 1994 and 1993 and for the three years ended December 31, 1994, incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon, also incorporated by reference in the Registration Statement. Such combined financial statements are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of MFS as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in the Company's Current Report on Form 8-K/A dated August 25, 1996 (filed November 4, 1996) and incorporated by reference into this Prospectus, have been incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.

         The consolidated financial statements of UUNET as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in the Company's Current Report on Form 8-K/A dated August 25, 1996 (filed November 4, 1996) and incorporated by reference into this Prospectus, have been audited by Arthur Andersen LLP, independent accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Company in connection with the sale and distribution of the shares registered hereby*:

SEC registration fee..............................................       $15,350
Accounting fees and expenses......................................         3,000
Legal fees and expenses...........................................         3,000
Miscellaneous expenses............................................         1,650
                                                                         -------
                   Total..........................................       $23,000
                                                                         =======

---------------

* The Selling Shareholders will pay any sales commissions or underwriting discount and fees and expenses of their counsel incurred in connection with the sale of shares registered hereunder.


Item 15. Indemnification of Directors and Officers

         Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the "Georgia Code") provides that a corporation's articles of incorporation may include a provision that eliminates or limits the personal liability of directors for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties as directors; provided, however, that the Section does not permit a corporation to eliminate or limit the liability of a director for appropriating, in violation of his duties, any business opportunity of the corporation, engaging in intentional misconduct or a knowing violation of law, obtaining an improper personal benefit, or voting for or assenting to an unlawful distribution (whether as a dividend, stock repurchase or redemption, or otherwise) as provided in Section 14-2-832 of the Georgia Code. Section 14-2-202(b)(4) also does not eliminate or limit the rights of the Company or any shareholder to seek an injunction or other nonmonetary relief in the event of a breach of a director's duty to the corporation and its shareholders. Additionally, Section 14-2-202(b)(4) applies only to claims against a director arising out of his role as a director, and does not relieve a director from liability arising from his role as an officer or in any other capacity.

         The provisions of Article Nine of the Company's Amended and Restated Articles of Incorporation are similar in all substantive respects to those contained in Section 14-2-202(b)(4) of the Georgia Code as outlined above. Article Nine further provides that the liability of directors of the Company shall be limited to the fullest extent permitted by amendments to Georgia law.

         Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees, and agents. Section 14-2-851 of the Georgia Code permits indemnification of a director of the Company for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, subject to certain limitations, civil actions brought as derivative actions by or in the right of the Company) in which he is made a party by reason of being a director of the Company and for directors who, at the request of the Company, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Section permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to the best interest of the Company and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys' fees) incurred with respect to a proceeding. However, if the director is adjudged liable to the Company in a derivative action or on the basis that personal benefit was improperly received by him, the director is not entitled to indemnification by the corporation; provided that the director may be entitled to indemnification for reasonable expenses as determined by a court in accordance with the provisions of Section 14-2-854, or unless the Company's Amended and Restated Articles of Incorporation or Bylaws, or a contract or resolutions approved by the Company's shareholders pursuant to Section 14-2-856, authorizes indemnification.

         Section 14-2-852 of the Georgia Code provides that unless limited by the articles of incorporation, directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors of the Company, are entitled to mandatory indemnification against reasonable expenses incurred in connection therewith. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (i) by the majority vote of a quorum of the members of the board of directors not a party to such action at that time, (ii) if a quorum cannot be obtained, by a committee thereof duly designated by the board of directors, consisting of two or more directors not a party to such action at that time, (iii) by duly selected special legal counsel, or (iv) by the shareholders, but, in such event, the shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted.

         Section 14-2-857 of the Georgia Code provides that an officer of the Company (but not an employee or agent generally) who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, the Company may, as provided by the Company's Amended and Restated Articles of Incorporation, Bylaws, general or specific actions by its board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

         The indemnification provisions of Article X of the Company's Bylaws and Article Eleven of the Company's Amended and Restated Articles of Incorporation are consistent with the foregoing provisions of the Georgia Code. However, the Company's Amended and Restated Articles of Incorporation prohibit indemnification of a director who did not believe in good faith that his actions were in, or not contrary to, the Company's best interests. The Company's Bylaws extend the indemnification available to officers under the Georgia Code to employees and agents.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

         The Company has agreed to indemnify the Selling Shareholders and any person who controls the Selling Shareholders against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act of 1933, as amended.


Item 16. Exhibits

         See Exhibit Index.


Item 17. Undertakings

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi, on November 4, 1996.

                                  WORLDCOM, INC.

                                  By: /s/ Scott D. Sullivan
                                      ------------------------------------------
                                      Scott D. Sullivan, Chief Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               Name                           Title                   Date
----------------------------------  --------------------------  ----------------

/s/ Carl J. Aycock*                 Director                    November 4, 1996
----------------------------------
Carl J. Aycock

/s/ Max E. Bobbitt*                 Director                    November 4, 1996
----------------------------------
Max E. Bobbitt

/s/ Bernard J. Ebbers*              Director,                   November 4, 1996
----------------------------------  President and Chief
Bernard J. Ebbers                   Executive Officer
                                    (Principal Executive
                                    Officer)

/s/ Francesco Galesi*               Director                    November 4, 1996
----------------------------------
Francesco Galesi

/s/ Stiles A. Kellett, Jr.*         Director                    November 4, 1996
----------------------------------
Stiles A. Kellett, Jr.


----------------------------------  Director                    November 4, 1996
Silvia Kessel


----------------------------------  Director                    November 4, 1996
John W. Kluge

               Name                           Title                   Date
----------------------------------  --------------------------  ----------------

/s/ John A. Porter*                 Director                    November 4, 1996
----------------------------------
John A. Porter

/s/ Stuart Subotnick*               Director                    November 4, 1996
----------------------------------
Stuart Subotnick

/s/ Scott D. Sullivan*              Director, Principal         November 4, 1996
----------------------------------  Financial Officer and
Scott D. Sullivan                   Principal Accounting Officer

/s/ Lawrence C. Tucker*             Director                    November 4, 1996
----------------------------------
Lawrence C. Tucker

/s/ Roy A. Wilkens*                 Director                    November 4, 1996
----------------------------------
Roy A. Wilkens

*By: /s/ Scott D. Sullivan
     -----------------------------
     Scott D. Sullivan
     Attorney-in-Fact

                                 WORLDCOM, INC.
                                  EXHIBIT INDEX

Exhibit Number                           Description
--------------  ----------------------------------------------------------------

4.1 Amended and Restated Articles of Incorporation of the Company (including preferred stock designations) as of September 15, 1993, as amended by Articles of Amendment dated May 26, 1994, and as amended by Articles of Amendment dated May 25, 1995 (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by the Company for the year ended December 31, 1995 (File No. 0-11258))

4.2 Articles of Amendment to Amended and Restated Articles of Incorporation dated May 23, 1996 (incorporated by reference to
                Exhibit 3(ii) to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (File No. 0-11258))


4.3 Bylaws of the Company (incorporated herein by reference to Exhibit 3(iii) to the Quarterly Report on Form 10-Q filed by the Company (File No. 1-11258) for the quarter ended June 30, 1996

4.4 Rights Agreement dated as of August 25, 1996 between WorldCom and The Bank of New York, which includes the form of Certificate of Designations, setting forth the terms of the Series 3 Junior Participating Preferred Stock, par value $.01 per share, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Preferred Stock Purchase Rights as Exhibit C (incorporated herein by reference to Exhibit 4 to the Current Report on Form 8-K dated August 26, 1996 (as amended) filed by WorldCom with the Securities and Exchange Commission on August 26, 1996 (File No. 0-11258)

5.1             Opinion of P. Bruce Borghardt, Esq.

23.1            Consent of Arthur Andersen LLP

23.2            Consent of Deloitte & Touche LLP

Exhibit Number                           Description
--------------  ----------------------------------------------------------------

23.3            Consent of Ernst & Young LLP

23.4            Consent of Arthur Andersen LLP

23.5            Consent of Coopers & Lybrand L.L.P.

23.6            Consent of P. Bruce Borghardt, Esq. (included in Exhibit 5.1)

24.1            Power of Attorney*

---------------------
* Previously filed